Exhibit 99.1

Provident Announces October Cash Distribution and Timing of 2008 Third Quarter Results Release

News Release 18-08
October 9, 2008

All values are in Canadian dollars unless otherwise stated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) today announced its October cash distribution will be $0.12 per unit payable on November 14, 2008. The October distribution will be paid to unitholders of record on October 22, 2008. The ex-distribution date will be October 20, 2008. The current annualized cash distribution rate is $1.44 per trust unit. Based on the current annualized distribution rate and the closing price on October 8, 2008 of $6.83, Provident’s yield is approximately 21 per cent.

For unitholders receiving their distribution in U.S. funds, the October 2008 cash distribution will be approximately US$0.11 per unit based on an exchange rate of 0.8890. The actual U.S. dollar distribution will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident plans to release its 2008 third quarter interim unaudited financial and operating results on November 12, 2008 after market close.

This press release does not constitute and is not intended to be legal or tax advice to any particular holder or potential holder of Provident units. Holders or potential holders of Provident units are urged to consult their own legal and tax advisors as to their particular income tax consequences of holding Provident units.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact:	Corporate Head Office:

Dallas McConnell	2100, 250 –2nd Street SW
Manager, Investor Relations	Calgary, Alberta T2P 0C1
Phone (403) 231-6710	Phone: (403) 296-2233
Email: info@providentenergy.com	Toll Free: 1-800-587-6299
Fax: (403) 262-8973
www.providentenergy.com